Exhibit 107

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

The AES Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)

Fees to Be Paid	Debt	7.600% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055	Rule 457(r)	$950,000,000	100.000%	$950,000,000	0.00014760	$140,220

Fees Previously Paid	—	—	—	—	—		—	—

	Total Offering Amounts					$950,000,000		$140,220

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$140,220

(1)

This registration fee table shall be deemed to update the “Registration fee” in Item 14. Other Expenses of Issuance and Distribution in the Company’s Registration Statement on Form S-3 (File No. 333-263244) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933.